Filed by: First Busey Corporation

(Commission File No.: 000-15950)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CrossFirst Bankshares, Inc.

(Commission File No.: 001-39028)

Date: August 27, 2024

The following communication was sent to all Associates of First Busey Corporation on August 27, 2024:

Busey Associate Announcement Email from Van Dukeman Date: Tuesday, August 27, 2024 l ~7:05am CT To: Everyone From: Van Dukeman Subject: First Busey Corporation Announces Transformative Partnership with CrossFirst Bankshares Attachments: Core Rationale + FAQs, Key Talking Points, Associate Slide Deck Busey Associates-I am pleased to announce First Busey Corporation signed a definitive agreement for CrossFirst Bankshares, Inc., the holding company for CrossFirst Bank—a $7.6 billion bank comprised of 15 full-service banking locations in seven states throughout the Midwest and Southwest—to merge with and into First Busey. The public announcement has been made today via joint press release from Busey and CrossFirst. Acquisitions have been a large part of the Busey story, especially over the past decade as we’ve partnered with eight organizations—including M&M Bank earlier this year—to help us grow from $3.7 billion in assets to nearly $12 billion today. This transaction—the largest in Busey’s 156-year history—will result in a combined organization with approximately $20 billion in pro forma assets and a significantly expanded footprint. Quite simply, this is a major milestone for our organization as this partnership propels Busey to nearly double the current size of your company and expands our operating model into attractive and growing metro areas such as Kansas City, Dallas, Denver and Phoenix. While much more information will be shared over the coming months, at this time it’s important to know: Brand | The Busey brand will remain. Upon completion of the merger, CrossFirst associates, customers and locations will fully become part of Busey. Our shareholders will own approximately 63.5% of the combined franchise, with CrossFirst shareholders retaining approximately 36.5% ownership (on a fully-diluted basis). Timeline | The merger of the holding companies is expected to be completed in the first or second quarter of 2025, subject to regulatory and shareholder approvals and the satisfaction of other customary closing conditions, with the integration of the banks completed in mid-2025. Busey and CrossFirst will remain separate and independent companies until we legally merge and will continue to operate as separate and independent companies until such time. Leadership | The combined organization will be led by a team of executives from both organizations. Including myself, the entirety of Busey’s executive team—Chief Financial Officer Jeff Jones, Chief Operating Officer Amy Randolph, Chief Risk Officer Monica Bowe and General Counsel John Powers—will remain in their current roles with the combined company. I will continue to serve as Executive Chairman and CEO of First Busey and Executive Chairman of Busey Bank. Mike Maddox—current CrossFirst Bankshares President and CEO— will become President and Executive Vice Chairman of First Busey and CEO of Busey Bank. Randy Rapp, current President at CrossFirst Bank, will assume the role of President of Busey Bank. This will merge the strengths of both companies and provide continuity of leadership during integration and beyond.

An organizational chart can be found in the internal deck attached which outlines the leaders and their functional oversight areas. More information about the underlying leadership and structure will be shared as our partnership develops. Governance and Headquarters | The Board of Directors of the combined company will be comprised of 13 members and reconciled into one joint holding company and bank board, with representation from both First Busey (8) and CrossFirst (5). Upon financial close—Busey Bank’s headquarters will remain in Champaign while the corporate headquarters of First Busey will move to Leawood, Kansas, at the site of CrossFirst’s current headquarters in the Kansas City area. Culture | Both Busey and CrossFirst have exceptional, like-minded cultures prioritizing investing in our people, providing extraordinary service, making a positive impact in our communities and positioning our brands for strength and success. For more details on the reasoning behind our strategic partnership with CrossFirst, as well as FAQs and key talking points created to help Busey and CrossFirst associates in upcoming conversations with customers and community members, please see the attachments. On behalf of Busey’s leadership team, I hope you’ll join in our excitement about this transformative partnership. Thank you for your support of our continued growth as we unite another customer- and community-centric organization—offering significant growth possibilities for the combined associate and shareholder base in support of the customers and communities we serve. Kindest regards, Van Forward-Looking Statements This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are typically identified by such words as "believe,""expect,""anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC"). Additional Information and Where to Find It In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com. Participants in Solicitation Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

ONE TEAM > ONE VISION > ONE WAY FORWARD

Core Rationale, FAQs & Top Talking Points

MERGER AGREEMENT

For complete details on the merger agreement between Busey and CrossFirst, please read the August 27, 2024, joint press release available on ir.busey.com.

WHY BUSEY + CROSSFIRST?

The collective, overarching rationale is simple: there is strength in unity of two like-minded, dynamic organizations that prioritize people and service. Both Busey and CrossFirst have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices, tenured associates and extraordinary service to our valued clients. Busey and CrossFirst have exceptional, like-minded cultures that prioritize investing in our teams, providing extraordinary service and positioning both brands for strength and success.

With a collective, focused expertise in well-capitalized banking, our combined franchise pairs Busey's regional operating model, robust wealth management business and payment technology solutions subsidiary, FirsTech, with CrossFirst's strong commercial banking track record and suite of specialty industry lending programs. The partnership further expands Busey's strong consumer deposit franchise through an effective service center network.

Busey brings a low-cost deposit base supplemented by diversified fee income

CrossFirst brings a strong commercial loan portfolio located in attractive markets

STRATEGIC BENEFITS OF THE PARTNERSHIP

This business combination offers a unique mix of scale, product set, geographical expansion and financial attractiveness for both organizations. Through added scale and compatible banking philosophies and cultures, the combination also significantly enhances performance, profitability and returns—driving meaningful capital generation and dividend capacity with improved efficiency and enhanced earnings.

In addition to the vast financial benefits, this partnership makes sense culturally as both organizations invest in and value their associates as the most important asset of all. As such, both companies are laser-focused on building best-in-class associate experiences, including enhanced training and leadership development opportunities; transparent communication channels; annual and ongoing appreciation events; robust health and wellness programs; and significant volunteer and community service opportunities.

Finally, this partnership provides shareholders with an attractive opportunity to invest in a leading regional bank with a steady growth outlook and granular, low-cost, stable and diverse core deposit base built upon a fortress balance sheet with strong credit metrics. Through enhanced earnings, it adds additional dividend and shareholder return capacity with enhanced earnings and liquidity.

BuseyBANK® + CROSSFIRST BANK®

Members FDIC

A combined pro forma franchise is expected to: Expand Busey’s presence in large, growing metro markets contiguous to current footprint and increase our assets approximately 40% upon closure of the deal; Enable CrossFirst to clear the $10 billion asset threshold and benefit from an established risk framework and processes built for a larger company; Create significant cross-sell and upsell opportunities by offering a full suite of personal banking, wealth management and payment processing services for current CrossFirst customers, plus higher lending limits for commercial clients. $20 BILLION Total Assets $17 BILLION Total Deposits $15 BILLION Total Loans FINANCIAL HIGHLIGHTS OF OUR COMPANIES COMBINED BUSEY BANK LOCATIONS CROSSFIRST BANK LOCATIONS $13 BILLION Wealth Management Assets Under Care $2.2 BILLION Total Equity

ABOUT CROSSFIRST CrossFirst Bank was founded in October 2007 by a small group of experienced bank executives and prominent business leaders with a shared vision to couple highly experienced people with technology to offer exceptional levels of personal service to clients. CrossFirst successfully supported clients’ financial needs through extraordinary service provided by exceptional bankers guided by a defined approach to banking centered on 4C’s—character, competence, commitment and connection. Headquartered in Leawood, Kansas—a suburb just 20 miles south of Kansas City—CrossFirst employs a “branch-light” business model with 15 full-service banking centers and just over 450 associates strategically placed across high-performing markets in seven states. Primarily focused on commercial lending, the bank has far-reaching expertise through a series of specialty industry lending programs. While CrossFirst’s growth has been primarily organic, like Busey, it is well-versed in strategic acquisitions. The company has a compound annual growth rate of nearly 26% since 2012, increasing assets from $565 million to nearly $7.4 billion, boosting growth over that 12-year span with a series of four acquisitions. CrossFirst continually earns prestigious workplace awards including being recognized as a back-to-back winner of the Don Clifton Strengths-Based Culture award from Gallup® in 2023 and 2024 and a Best Place to Work by the Kansas City Business Journal for the past two years. Learn more about CrossFirst at crossfirstbank.com. ABOUT BUSEY First Busey Corporation is an $11.9 billion financial holding company headquartered in Champaign, Illinois. Busey’s bank subsidiary, Busey Bank, is a full-service commercial bank with 62 locations across Illinois, Missouri, Indiana and Florida. Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of June 30, 2024, Busey Wealth Management’s assets under care were approximately $13.0 billion. In addition, Busey Bank owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately $12 billion in payments from more than 40 million transactions annually. Supporting an organic growth strategy, Busey’s commercial and wealth teams work alongside FirsTech to seamlessly provide comprehensive service offerings to valued clients, thereby strengthening Busey’s team-based relationship management approach. Busey was built on a service-oriented foundation with a vested commitment to associate, customer, shareholder and community experiences. Busey’s vision is: Service Excellence in Everything We Do for Our Pillars—associates, customers, communities and shareholders. Busey Bank was honored to be named among America’s Best Banks and the World’s Best Banks in 2024 by Forbes magazine. As a testament to Busey’s commitment to associates, the organization was named among American Banker’s Best Banks to Work For since 2016; voted as one of the Best Places to Work in Illinois by associates since 2016; a Best Company to Work For in Florida since 2017; among the Best Places to Work in Money Management since 2018 by Pensions & Investments—in addition to various wellness, training and development, philanthropic and other workplace awards. Learn more about Busey at busey.com.

COMMON ASSOCIATE QUESTIONS | FAQs Provided below are answers to some initial questions you may have. While it’s not possible to have answers to all questions at this time, we will continue to provide information as the partnership unfolds and regulatory and shareholder approvals are granted. 1. How and why did this partnership come about? Leadership teams from both organizations have grown to know and respect each other’s business model, operating philosophy, sharp focus on providing best-in-class customer service and positive associate culture. This partnership of strong regional banks will advance our shared, longstanding dedication to supporting associates and the clients and communities we serve, allowing us to create a stronger, more valuable company with the meaningful scale needed to compete in today’s operating environment. 2. How do we do this together? We do this by collaborating and creating best practices; building upon two passionate and positive organizational cultures; engaging the best and brightest talent; providing a premier, locally-based client experience seamlessly across multiple business segments; supporting and spurring economic development in our communities; and generating superior long-term returns to our shareholders. 3. What do I need to do right now? We will continue to operate as two separate and independent companies until closing. During this time, it is business as usual for all operations, products, rates and services. All employees are expected to continue to follow the policies and procedures of their respective companies. In the meantime, we encourage you to continue focusing on what you do best—serving each other and your customers while delivering leadership, stewardship and advocacy to the community. A joint integration team will be created and, with your input, will work to make the transition as seamless as possible. 4. What happens next? The public announcement of our intention to partner is the first step. The focus of this phase— leading up to the holding company merger—is to introduce the partnership, attain regulatory and shareholder approvals and collaborating on integration planning, including developing timelines for integrating both the holding companies and, then, our banks. Throughout this initial phase, we will: Maintain a strong focus on connecting with and communicating to our associates Begin tentative integration planning for the formal partnership with careful decisioning to ensure a smooth transition and limit disruptions for customers; and Connect with key customers to safeguard and continue these valued relationships

5. What impact should associates expect? We recognize that change may bring uncertainty, but it’s important to remember that this partnership is about growth. We anticipate no immediate job impacts prior to the merger of the two banks. Following the bank merger, expected in mid-2025, there will be some change to organizational structures and associate positioning. However, we expect little change for the majority of associates, and—in fact—as part of a larger organization, opportunities to emerge for professional growth. After closing the holding company merger, there will also be a number of operational and systems considerations as we align our two companies, and every effort will be made to minimize the impact to our customers and associates. As previously noted—pending the completion of customary closing conditions, including regulatory and other required approvals—it is expected the holding companies will combine in the first or second quarter of 2025, and the banks would subsequently merge in mid-2025. Right now, it is business as usual. Today’s announcement is just the beginning of the process and will have no immediate impact on your day-to-day responsibilities. It’s critical that each of us continues to focus on our current responsibilities, serving our customers and each other, with the same level of service excellence we deliver each day. 6. Will our pay, benefits or years of service change? At this time, your benefits will continue as usual—there will be no immediate changes to pay or benefits. Both companies have a similar philosophy on pay and benefits and proudly offer strong, competitive total rewards packages. We do not expect this approach to change. Additionally, associates’ years of service for employment and related matters—including things like vacation and benefits—will be recognized. Busey offers a wide range of benefits including robust training, development and wellness programs, HSA funding, incentive and bonus pay, and profit-sharing contributions—to name a few. More information about Busey’s total rewards and the transition plan will be shared closer to the holding company merger date. 7. When will go-forward technology and systems decisions be made? Teams at Busey and CrossFirst are actively discussing these important decisions and will share more information as soon as possible, likely in September 2024. 8. Will the culture of our organization change? Busey and CrossFirst both utilize the Clifton strength-based assessment and Gallup Associate Engagement program to invest in associates, help them focus on what they do best, and maximize potential within teams.

ONE **TEAM** > ONE **VISION** > ONE **WAY FORWARD**

Leadership remains committed to providing opportunities that equip associates with the knowledge, skills and behaviors necessary.

A few examples from Busey include:

Gallup Engagement Survey I 4.31

In 2024, Busey set a new record score of 4.31 on the annual Gallup Associate Engagement Survey with 91% of Team Busey participating.

Training & Development

Over $8 million invested in employee training and development since 2014.

Program Engagement

55% of Busey associates are actively participating in programs designed to further develop their capabilities.

ATD BEST Award

Since 2017, Busey has been an annual recipient of the BEST Award from the Association for Talent Development.

9. Where will headquarters be located?

Busey Bank's headquarters will remain in Champaign, Illinois—near where Busey was founded more than 156 years ago. More than 75% of Busey associates live and work in Illinois—and 46% of associates reside in Central Illinois, the ongoing headquarters of Busey. Similarly, the majority of Busey's stable deposit base and wealth management assets under care are within its legacy footprint. Our commitment to the communities we support will not change and Busey will be an active civic partner throughout our footprint. Both organizations share a desire to remain a strong, local presence for the customers and communities we serve. Combined, our larger and stronger organization will allow us to further support community-focused initiatives.

The headquarters of First Busey Corporation will move to Leawood, Kansas—at the site of the current CrossFirst headquarters in the Kansas City area. The larger, major metro area will be central to our combined new footprint, providing benefits for ease of travel, accessibility and visibility.

10. When can we expect to hear from executives and updates on the merger?

CrossFirst and Busey are committed to transparency as we move forward. Executives from both companies will be visiting our locations over the coming weeks and months. Periodic updates will be shared as we reach key milestones related to the merger. It is our goal to communicate promptly and proactively to keep you updated.

Both companies successfully navigated multiple bank integrations in the past several years and follow a comprehensive project management plan as a guide to help ensure a smooth transition. The joint integration team will keep you informed of any new information related to the merger of the banks.

BuseyBANK + CROSSFIRST BANK
Members FDIC

11. Will we close any locations? Because the locations of our banks do not currently overlap and this is a partnership of out-of-market organizations, there are no current plans to close or consolidate any branches. Our combined company will offer the convenience of an expanded service center network across 10 states and 77 locations. 12. What changes should clients expect? Both organizations should continue to provide clients with the exceptional level of service and products they have come to expect. It is business as usual right now for all operations, products, rates and services. Key talking points and answers to frequently asked questions are available to help guide these customer and client conversations. It is important to remind clients that from now until we combine systems, it is business as usual. Their accounts and services will continue to work as they do today. As we move through the integration process, we will share updates well in advance of any changes to accounts and services. When the banks are joined, we will be able to provide clients with enhanced opportunities such as increased lending limits; an expanded range of online, banking and payment processing capabilities; and expanded access to commercial lending, treasury management and wealth management experts with decades of experience. 13. What do you anticipate the public’s reaction to be? We are optimistic the reaction will be positive. However, it’s possible you could potentially read headlines or encounter noise from the competition that may not fully convey the positive spirit of our relationship. We are hopeful you will help us in this regard. It’s important to know Busey and CrossFirst believe the best time to join forces is now because there is significant opportunity to leverage each other's strengths for the benefit of our customers, communities and shareholders. 14. Where can I find more information? This document summarizes some of the important reasons behind this strategic partnership. Additional information can also be found in the associate slide deck provided. Key talking points are also available for guiding inquiries from clients and community members. As the process progresses, there will be more information to come. In the meantime, check out busey.com or crossfirstbank.com for more information on both companies. 15. Who do I contact if I have questions? We encourage you to reach out to your manager or executive leader with any immediate questions. Please understand that we might not be able to answer every question immediately. We will continue to update FAQs with new information as we progress thru integration planning, closing and integration of our companies.

Please share any questions with your manager or executive leader so they can relay them to the integration team. As the merger progresses, we will set up separate communications channels for the two companies where important communications and other information will be posted. Frequent status updates and communications are anticipated, and we will make every effort to communicate promptly and proactively. 16. What can I say to clients and community members? We hope you’re as excited as we are about our one team, one vision and one way forward. As such, we encourage you to actively communicate with clients and tell the story of our partnership. Provided on the next page are several top talking points for customers and community members.

TOP TALKING POINTS One Vision Our organizations have a shared vision and passion for serving clients and communities with a set of common beliefs, positive cultures and strong leadership. Premier Enterprise This partnership will create a premier commercial bank in the Midwest, Southwest and Florida with 77 locations across 10 states and approximately $20 billion in combined assets, approximately $17 billion in total deposits, $15 billion in total loans and $13 billion in wealth assets under care. Enhanced Opportunities The merger creates significant retail, commercial banking, wealth management and payment technology solutions cross-sell opportunities. Customer-First Approach Both banks operate with a customer-first culture, emphasizing local relationships and local decision-making. Extraordinary Client Experience The transaction enhances our ability to better serve clients through strong consumer deposit franchise, expanded geographical footprint, a larger capital base and enhanced products and services. Branch Footprint Because this transaction is out-of-market and the current footprints of the companies do not overlap, there are no plans to close or consolidate any branches. Community Benefits Both banks prioritize making a positive impact in our communities—this important work will continue. One Way Forward+ As one, we will proudly give back to our communities, do the right thing for our customers and build trusted relationships that span generations. Leadership The pro forma franchise will be led by a combined team of leaders from both organizations. We fully intend for our clients to have the same relationship managers moving forward, working closely with them to maintain and grow relationships. Staffing No immediate job impacts prior to bank merger are anticipated, with minimal staffing impacts overall. Timeline Until the bank merger, anticipated to occur in mid-2025, there will be no merger-related changes for Busey’s or CrossFirst’s customers.

Forward-Looking Statements This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC"). Additional Information and Where to Find It In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com. Participants in Solicitation Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Busey and CrossFirst | Key Customer and Community Talking Points Background On Tuesday, August 27, First Busey Corporation, the holding company of Busey Bank, announced the signing of a definitive agreement in which CrossFirst Bankshares, Inc., the holding company of CrossFirst Bank, will merge with and into First Busey Corporation. The holding companies are expected to merge in the first or second quarter of 2025 with the banks to merge in mid-2025. The combined company and bank will operate as First Busey Corporation and Busey Bank, respectively. Upon completion of the bank merger, all CrossFirst locations will become Busey-branded service centers and the Busey name will remain. The combined franchise will offer 77 full-service locations across 10 states: Arizona, Colorado, Florida, Kansas, Illinois, Indiana, Missouri, New Mexico, Oklahoma and Texas. This transaction remains subject to customary closing conditions, including regulatory and shareholder approvals. Strategic Rationale Will create a premier full-service commercial bank serving clients from 77 full-service locations across 10 states with combined total assets of approximately $20 billion, over $17 billion in total deposits, $15 billion in total loans and $13 billion in wealth assets under care Regional, diversified bank franchise offers enhanced geographical presence in growing metro markets CrossFirst’s client base and markets are particularly well-suited for Busey’s wealth management and payment technology solutions Creates a compelling opportunity to create shareholder value and increase profitability through combined capital strength, added scale, complementary business models, compatible banking philosophies and cultures Provides additional balance sheet capacity and diversifies client base and business mix Creates significant commercial banking, wealth management and payment technology solutions cross-sell opportunities Significantly enhances performance, profitability and returns with meaningful improvement in net interest margin and efficiency Provides CrossFirst shareholders with significant dividend Drives increased trading liquidity for shareholders Bolsters dividend capacity with enhanced earnings and strong pro forma capital base Associate, Customer and Community Benefits Joins two like-minded cultures that prioritize investing in associates, providing extraordinary service and positioning both brands for strength and success Both banks operate with a customer-first culture, emphasizing local relationships and decisions Enhanced ability to better serve clients through expanded geographical footprint, a larger capital base and enhanced products and services Anticipate no immediate job impacts prior to bank merger and minimal staffing impacts overall As an out-of-market transaction with no overlap of service areas, there are no plans to close or consolidate any locations Until the banks merge, anticipated to occur in mid-2025, no merger-related changes for customers

Will be led by a combined team of proven and experienced leaders from both organizations who will continue to lead a strengthened bank successfully Plan for our clients to have the same local bankers moving forward, working closely with customers to maintain and grow relationships Both prioritize making a positive impact in our communities—this important work will continue Until legally merged, Busey and CrossFirst will remain separate and independent companies and will continue to operate as separate and independent companies until such time Forward-Looking Statements This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are typically identified by such words as "believe,""expect,""anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC"). Additional Information and Where to Find It In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com. Participants in Solicitation Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Members FDIC

• Transaction Announcement • Partnership Rationale • Pro Forma Company Profile Highlights • Pro Forma Footprint Map • Top Extraordinary Combined Strengths • Timeline & Structure • Leadership Overview • Key Talking Points • Additional Resources • Press Release • Investor Relations Presentation • Core Rationale • Key Talking Points • FAQs: Associates, Customers/Clients ONE TEAM | ONE VISION | ONE WAY FORWARD

TRANSACTION ANNOUNCEMENT

Busey brings a low-cost deposit base supplemented by diversified fee income CrossFirst brings a strong commercial loan portfolio located in attractive markets FINANCIAL HIGHLIGHTS OF OUR COMPANIES COMBINED 155+ YEARS OF TRUSTED RELATIONSHIPS & THRIVING COMMUNITIES BUSEY BANK LOCATIONS CROSSFIRST BANK LOCATIONS $20 BILLION Total Assets $17 BILLION Total Deposits $15 BILLION Total Loans $13 BILLION Wealth Management Assets Under Care $2.2 BILLION Total Equity

PARTNERSHIP RATIONALE

ANTICIPATED ADVANTAGES • Expands geographical footprint across high growth markets in Southwestern U.S. • Improves efficiency, scale and liquidity for shareholders • Creates continuity in executive leadership • Adds high performing loan growth engine in excellent markets • Creates more “distance” from $10B • Improves net interest margin WE ARE BETTER TOGETHER • Builds an approximate $20B franchise with an enhanced geographical presence • Significantly enhances performance, profitability and returns • Provides additional balance sheet capacity • Diversifies client base, loans and deposits • Facilitates greater scale and capabilities to deploy across metro markets • Adds additional dividend and shareholder return capacity with enhanced earnings • Greater opportunity to drive enhanced ROTCE • Significant revenue synergies with enhanced product offerings and cross-sell opportunities ANTICIPATED ADVANTAGES • Stable, low-cost funding source • Accelerates transition to $10B+ regulatory environment • Enhances DDA composition • Improves efficiency, scale and liquidity for shareholders • Diversifies revenue with wealth management and payments platform • Access to new quality markets to leverage CFB’s platform CREATING A PREMIERE TOP-TIER REGIONAL BRAND

Combines Busey’s low-cost funding base, wealth management and payments businesses with CrossFirst’s strong demographics and growing commercial loan portfolio With approximately $20B in assets, the combined organization is expected to benefit from significant economies of scale and an enhanced growth profile in attractive growth markets Complementary geographic footprints and business models position the combined organization to maximize the strengths of both parties INCREASED SCALE & FOOTPRINT

ENHANCED PERFORMANCE • Expect minimal dilution to tangible book value (-0.6%) with an earnback period of approximately six months • Capital ratios expected to be significantly above “well-capitalized” thresholds: 9.6% leverage, 11.0% CET1, 14.1% TRBC • With a combined loan-to-deposit ratio of 86%, C&D concentration of 60%, and CRE concentration of 250%, the pro forma company will be well-positioned for future growth FORTRESS BALANCE SHEET • Anticipated earnings accretion of approximately 20% in 2026, excluding one-time merger charges and fully phased-in cost savings • Strong improvements in ROAA, ROATCE, and Net Interest Margin • The disciplined expense management cultures of both parties will be augmented by cost savings associated with the combination, currently estimated at ~16% of CrossFirst’s non-interest expense base

ASSOCIATE & COMMUNITY BENEFITS

ASSOCIATE **BENEFITS**

Busey named among America's Best Banks by *Forbes* for the third consecutive year in 2024

CrossFirst Bank was recognized by *Newsweek* as one of America's Best Regional Banks in 2024

4.3 / 5
ENGAGEMENT SCORE

Busey received a 4.3 out of 5.0 engagement score with 91% associate participation rate in 2023 associate experience survey through *Gallup*

90+%
SURVEY ENGAGEMENT

With more than 90% of employees responding, both Busey and CrossFirst continue to learn about needs and opportunities through *Gallup's Q12 Survey*

4.4 / 5
ENGAGEMENT SCORE

CrossFirst received a 4.4 out of 5.0 engagement score with 94% associate participation rate in 2024 associate experience survey through *Gallup*

BuseyBANK® + CROSSFIRST BANK®

Busey earned a Net Promoter Score (NPS) of 56.5 in 2023, significantly above industry average of 23.5 Full suite of innovative remote banking capabilities, nationwide ATM coverage, drive-up banking, Busey eBank and contactless payments give customers 24/7 access .. CUSTOMER BENEFITS Through Busey’s wealth management and payment technology solutions and CrossFirst's specialty line of lending products, clients will have access to expanded and enhanced products and services ENHANCED 56.5 NET PROMOTER SCORE 24/7 CUSTOMER ACCESS CrossFirst earned a Net Promoter Score (NPS) of 47.0 in 2024, significantly above industry average of 23.5 47.0 NET PROMOTER SCORE PRODUCTS & SERVICES

COMMUNITY **BENEFITS**

3,207+

COMMUNITY REINVESTMENT ACT SERVICE IMPACT

CrossFirst & Team Busey associates contributed over 3,207+ Community Reinvestment Act service hours, supporting low to moderate community members in 2023

100+

ORGANIZATIONS BENEFITTED

Over 100 nonprofit organizations and charitable causes benefitted from CrossFirst team members

$1.8m+

ANNUAL CHARITABLE CONTRIBUTIONS

Busey gives over $1.8 million in annual charitable contributions through scholarships, youth programs, court advocacy, community basics and more

KEY COMMUNITY BENEFIT CAMPAIGNS
include Busey Drives Generosity, Pay It Forward Fridays and United Way Workplace Campaign

$778k+

ANNUAL CHARITABLE CONTRIBUTIONS

In 2023, CrossFirst gave over $778,000 in charitable contributions and sponsorships; making a difference in other people's lives

BuseyBANK® + CROSSFIRST BANK®

TIMELINE & STRUCTURE

TIMELINE & STRUCTURE

TIMELINE

- Holding company merger expected to be completed in Q1 or Q2 2025
- Anticipate CrossFirst Bank will merge with and into Busey Bank in mid-2025

TRANSACTION STRUCTURE

- CrossFirst Bankshares, Inc. (CFB) merges into First Busey Corporation (BUSE) in a 100% stock-for-stock exchange with the Busey brand remaining
- Pro forma ownership of 63.5% BUSE and 36.5% CFB on a fully-diluted basis

PRO FORMA BOARD

- Comprised of 13 members, eight from Busey and five from CrossFirst
- Rod Brenneman (Current Chair of the Board of CFB) to be named Lead Independent Director
- Other than Van Dukeman and Mike Maddox, remaining board members from each side to be independent
- Pro forma Busey Bank Board of Directors mirrors the pro forma Holding Company Board

BuseyBANK® + CROSSFIRST BANK®

HEADQUARTERS • The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively • Upon completion of the bank merger, all CrossFirst locations will become Busey-branded service centers and the Busey name will remain • No anticipated branch closures or consolidations OTHER CONSIDERATIONS • Busey Bank to remain headquartered in Champaign, Illinois • First Busey’s corporate headquarters to relocate to Leawood, Kansas, at the site of the current CrossFirst headquarters in the Kansas City area

LEADERSHIP OVERVIEW

Van Dukeman to continue as Executive Chairman and CEO of First Busey and Executive Chairman of Busey Bank until the 1-year anniversary of the bank merger or 18-month anniversary of the holding company merger, whichever occurs first, after which he will continue to serve as Executive Chairman of First Busey and Busey Bank. LEADERSHIP CONTINUITY Mike Maddox will become President and Executive Vice Chairman of First Busey and CEO of Busey Bank. He will succeed Van Dukeman as CEO of First Busey on the 1-year anniversary of the bank merger or 18-month anniversary of the holding company merger, whichever occurs first. Pro forma management team combines strengths of both companies and provides continuity of leadership during and beyond integration Busey and CrossFirst have successfully navigated 11 mergers and acquisitions since 2013

Van Dukeman
FBC Exec Chairman & CEO
Busey Bank Chairman
Executive Leadership
Functional Areas of Responsibility
Amy Randolph
Chief Operating Officer
Chip Jorstad
Chief Credit Officer
Mike Maddox
FBC President & Vice Chairman
Busey Bank CEO
Karen Rock
Internal Audit
Human Resources
Busey Brand Experience/Culture
Marketing
Corporate Communications
Strategic Corp Projects & Board Administration
FirsTech
First Line Departmental Risk Management
Commercial Credit RCOs
Consumer Credit
Credit Administration
Special Assets
Life Equity Lending
First Line Departmental Risk Management
Randy Rapp
Busey Bank President
Regions/Markets Growth Model
Vertical/Specialty LOBs/SBA
Consumer & Digital Banking
Treasury Management Sales
First Line Departmental Risk Management
Jeff Burgess
Busey Wealth Mgmt President
All Wealth Admin/Ops Support Systems
Investment Team
Tax/Financial Planning Retirement Plan Services
Family Office and Private Client
Ag Services
First Line Departmental Risk Management
Monica Bowe
Chief Risk Officer
Enterprise Risk Management
Compliance BSA/Fraud
Loan Review
Information/Cyber Security
Model Risk Management
Regulatory Relations
Amy Fauss
Chief Information & Technology Officer
All Commercial Operations
All Consumer Operations
Technology/ Software Systems
Technology Infrastructure
Facilities| Property Security
First Line Departmental Risk Management
Jeff Jones
Chief Financial Officer
All Finance & Accounting Functions
FP&A | Corporate Insights & Info
Investor Relations & Corp Development
Vendor Mgmt/ Procurement
Treasury
First Line Departmental Risk Management
John Powers
General Counsel
All Legal Matters
Corporate Governance & Admin/Records

BuseyBANK + CROSSFIRST BANK

• One Vision Our organizations have a shared vision and passion for serving clients and communities with a set of common beliefs, positive cultures and strong leadership • Premier Enterprise This partnership will create a premier commercial bank in the Midwest, Southwest and Florida with 77 locations across 10 states and approximately $20 billion in combined assets, over $17 billion in total deposits, $15 billion in total loans and $13 billion in wealth assets under care • Enhanced Opportunities The merger creates significant retail, commercial banking, wealth management and payment technology solutions cross-sell opportunities • Customer-First Approach Both banks operate with a customer-first culture, emphasizing local relationships and local decision-making • Extraordinary Client Experience The transaction enhances our ability to better serve clients through strong consumer deposit franchise, expanded geographical footprint, a larger capital base and enhanced products and services • Branch Footprint Because this transaction is out -of-market and the current footprints of the companies do not overlap, there are no plans to close or consolidate any branches • Community Benefits Both banks prioritize making a positive impact in our communities—this important work will continue • One Way Forward+ As one, we will proudly give back to our communities, do the right thing for our customers and build trusted relationships that span generations • Leadership The pro forma franchise will be led by a combined team of leaders from both organizations. We fully intend for our clients to have the same relationship managers moving forward, working closely with them to maintain and grow relationships • Staffing No immediate job impacts prior to the merger of the two banks are anticipated. Following the merger, we expect little change for the majority of associates • Timeline Until the bank merger, anticipated to occur in mid-2025, there will be no merger-related changes for Busey’s or CrossFirst’s customers KEY TALKING POINTS

The following resources were distributed to all associates: • Press Release • Investor Relations Presentation • Core Rationale • Key Talking Points • FAQs: Associates, Customers/Clients ADDITIONAL RESOURCES Scan to learn more about Busey, or visit busey.com Scan to learn more about CrossFirst, or visit crossfirstbank.com

Forward-Looking Statements This communication includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey's and CrossFirst's beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward-looking statements are typically identified by such words as "believe," "expect," "anticipate," "plan," "intend," "outlook," "estimate," "forecast," "project," "should," "may," "will," “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst's operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey's and CrossFirst's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey's or CrossFirst's assets fluctuations in the value of securities held in Busey's or CrossFirst's securities portfolio; concentrations within Busey's or CrossFirst's loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey's or CrossFirst's balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey's or CrossFirst's general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey's Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the "Risk Factors" section of each of Busey's and CrossFirst's Annual Report on Form 10-K for the year ended December 31, 2023, in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of each of Busey's and CrossFirst's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the U.S. Securities and Exchange Commission (the "SEC").

Additional Information and Where to Find It In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com. Participants in Solicitation Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.